Exhibit 99.2

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED MARCH 31, 2013

Management’s Discussion and Analysis (MD&A)
(May 1, 2013)

General
This interim MD&A should be read in conjunction with the unaudited interim condensed Consolidated Financial Statements of Talisman Energy Inc. (‘Talisman’ or ‘the Company’) as at and for the three month periods ended March 31, 2013 and 2012, and the 2012 MD&A and audited annual Consolidated Financial Statements of the Company.  The Company’s interim condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting within International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

All comparisons are between the three month periods ended March 31, 2013 and 2012, unless otherwise stated.  All amounts presented are in US$ million, unless otherwise stated.  Abbreviations used in this MD&A are listed on the page headed ‘Abbreviations’.  Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

Adoption of New Accounting Standards
As at and for the year ended December 31, 2012, the Company proportionately consolidated its interests in Talisman Sinopec Energy UK Limited (TSEUK) and Equión Energía Limited (Equión).  Effective January 1, 2013, the Company adopted IFRS 11 Joint Arrangements which requires the Company to account for its investments in TSEUK and Equión using the equity method of accounting and was applied retrospectively.  Accordingly, all prior year numbers relating to the Company’s investment in Equión have been restated to reflect this change.  As the TSEUK joint venture was formed on December 17, 2012, in conjunction with Talisman’s sale of a 49% equity interest in Talisman Energy (UK) Limited (TEUK), the change did not impact the Condensed Consolidated Statement of Income for the three month period ended March 31, 2012, but the Consolidated Balance Sheet as at December 31, 2012 has been restated to reflect this change.

As a result of adopting IFRS 11 and the formation of the TSEUK joint venture in December 2012, amounts reported for the three month period ended March 31, 2013 and 2012 are not comparable with respect to the Company’s UK operations. The three month period ended March 31, 2012 reflects Talisman’s 100% ownership of TEUK and the results are included on a consolidated basis. For the three month period ended March 31, 2013, Talisman’s 51% interest in TSEUK is reflected in a single line item entitled “Income (loss) from joint ventures and associates, after tax.”

FIRST QUARTER 2013 PERFORMANCE HIGHLIGHTS

•	Production was 372,000 boe/d, relatively flat versus the fourth quarter, after adjusting for the sale of a 49% equity interest in Talisman’s UK North Sea business in December 2012.
•
The Company recorded a net loss of $213 million in the quarter, compared to net income of $376 million in the previous quarter. This was due to significant gains recorded in the previous quarter on the sale of a 49% equity interest in its UK North Sea business, and the revaluation of Talisman’s interest in the Ocensa pipeline.

•
In Colombia, the Company completed the Akacias-18 well, the first of a seven-well two-rig appraisal program in the heavy oil Block CPO-9. The Company plans to bring in a third rig later this year to drill an exploration well.

•	The Kurdamir-3 appraisal well is currently drilling in Kurdistan. The 3D seismic acquisition program over the Topkhana and Kurdamir blocks is proceeding.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended March 31
	2013	2012
Financial
Net income (loss) ($ millions)	(213)	291
US$ per common share
- Basic	(0.21)	0.28
- Diluted1	(0.21)	0.24
Production2 (Daily Average - Gross)
Oil and liquids (mbbls/d)	129	187
Natural gas (mmcf/d)	1,461	1,652
Total mboe/d (6mcf = 1boe)	372	462
1.	Diluted net income (loss) per share computed under IFRS includes an adjustment to the numerator for the change in the fair value of stock options and after-tax cumulative preferred share dividends.
2.	Includes the Company’s proportionate interest in production from joint ventures.

During the first quarter of 2013, the Company had a net loss of $213 million compared to net income of $291 million in the same quarter in 2012 as a result of lower production, significant disposition gains recorded in 2012, and higher income taxes, partially offset by lower impairments, operating costs and DD&A expense.

Lower production volumes were primarily driven by the sale of 49% of Talisman’s UK North Sea business in 2012, dispositions in western Canada in 2012, and natural declines in North America, the North Sea and Southeast Asia. These were partially offset by increased liquids production from Eagle Ford and production from the new Kinabalu PSC in Malaysia, in which Talisman acquired a 60% working interest effective December 26, 2012.

DAILY AVERAGE PRODUCTION

		Three months ended March 31
	Gross before royalties		Net of royalties
	2013	2012	2013	2012
Oil and liquids from Consolidated Subsidiaries (mbbls/d)
North America	29	28	23	22
Southeast Asia	41	45	20	27
North Sea1	17	89	17	88
Other2	12	14	5	6
	99	176	65	143
Oil and liquids from Joint Ventures (mbbls/d)

TSEUK	20	-	20	-
Equión	10	11	8	9
	30	11	28	9
Total oil and liquids from Consolidated Subsidiaries and Joint	129	187	93	152
Ventures (mbbls/d)
Natural gas from Consolidated Subsidiaries (mmcf/d)

North America	875	1,024	775	881
Southeast Asia	531	548	347	373
North Sea1	14	43	14	43
Other2	-	-	-	-
	1,420	1,615	1,136	1,297
Natural gas from Joint Ventures (mmcf/d)

TSEUK	2	-	2	-
Equión	39	37	32	30
	41	37	34	30
Total natural gas from Consolidated Subsidiaries and Joint	1,461	1,652	1,170	1,327
Ventures (mmcf/d)

Total Daily Production from Consolidated Subsidiaries (mboe/d)

North America	175	198	152	169
Southeast Asia	129	136	78	89
North Sea1	19	96	19	95
Other2	12	14	5	6
	335	444	254	359
Total Daily Production from Joint Ventures (mboe/d)

TSEUK	21	-	21	-
Equión	16	18	13	14
	37	18	34	14
Total daily production from Consolidated Subsidiaries and Joint	372	462	288	373
Ventures (mboe/d)

Less production from assets sold (mboe/d)

North America	-	7	-	6
North Sea	-	31	-	30
	-	38	-	36
Total production from ongoing operations (mboe/d)	372	424	288	337

1.
Production in 2012 from the North Sea included production from the Company’s operations in the UK and Norway. Effective, January 1, 2013, production from the North Sea only relates to production from Norway.

2.	2012 Production from Equión was restated to reflect the change to equity accounting on adoption of IFRS 11.

Production represents gross production before royalties, unless noted otherwise. Production identified as net is production after deducting royalties.

Total production from consolidated subsidiaries and joint ventures decreased 19% over the previous year due principally to the sale of 49% of Talisman’s UK North Sea business, dispositions in western Canada, and natural declines in North America, the North Sea and Southeast Asia. These were partially offset by production from the new Kinabalu PSC in which Talisman acquired a 60% working interest effective in December 26, 2012, and production increases in Eagle Ford. Production from ongoing operations decreased by 12%.

In North America, total production decreased by 12%, and production from ongoing operations decreased by 8% over the same period in 2012. Oil and liquids production from ongoing operations increased by 16%, due to a 71% increase in the Eagle Ford, partially offset by natural declines of conventional assets. Natural gas production from ongoing operations decreased 12% due to reduced capital spending in the Marcellus and natural declines of conventional assets.

In Southeast Asia, production decreased by 5% over the same period in 2012.  Oil and liquids production decreased by 9%, due principally to natural decline from Kitan, partially offset by production from Kinabalu. Natural gas production decreased by 3% principally due to short term fluctuations in demand at Corridor.

In the North Sea, including the TSEUK joint venture, total production decreased by 58% due principally to the sale of 49% of Talisman’s UK North Sea business in 2012. Production from ongoing operations decreased by 38% compared to the same period in 2012 due principally to turnarounds and natural declines.

In Norway, production declined by 42% from 33 mboe/d in 2012 to 19 mboe/d in 2013 due to natural declines in Varg and Brage, and pressure decline at Rev.

In the TSEUK joint venture, production from ongoing operations decreased by 34% from 32 mboe/d in 2012 to 21 mboe/d in 2013, due to turnarounds and natural declines in various fields.

In the rest of the world, including the Equión joint venture, production remained relatively stable compared to 2012.

VOLUMES PRODUCED INTO (SOLD OUT OF) INVENTORY1,2
	Three months ended March 31
	2013	2012
Southeast Asia – bbls/d	7,538	(1,222)
North Sea – bbls/d	1,141	4,572
Other – bbls/d	(3,821)	2,662
Total produced into inventory – bbls/d	4,858	6,012
Total produced into inventory – mmbbls	0.4	0.5
Inventory at March 31 – mmbbls	2.6	2.4
1.	Gross before royalties.
2.	Effective January 1, 2013, the North Sea volumes only include Norway.

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted.  The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred.  Volumes presented in the ‘Daily Average Production’ table represent production volumes in the period, which include oil volumes produced into inventory and exclude volumes sold out of inventory.

During the three month period ending March 31, 2013, volumes in inventory increased from 2.2 mmbls to 2.6 mmbls due principally to no liftings in Kinabalu, and increased inventories in the North Sea, which were partially offset by reduced inventories in Algeria. In Malaysia, Kinabalu produced 4 mboe/d in the quarter, and the first lifting is expected in the second quarter of 2013.

COMPANY NETBACKS1,2

	Three months ended March 31
	Gross before royalties		Net of royalties
	2013	2012	2013	2012
Oil and liquids ($/bbl)
Sales price	97.72	114.92	97.72	114.92
Royalties	36.01	21.56	-	-
Transportation	1.36	1.29	2.15	1.59
Operating costs	22.28	25.31	34.85	31.15
	38.07	66.76	60.72	82.18
Natural gas ($/mcf)
Sales price	5.96	5.19	5.96	5.19
Royalties	1.56	1.29	-	-
Transportation	0.30	0.26	0.41	0.35
Operating costs	1.16	1.05	1.58	1.40
	2.94	2.59	3.97	3.44
Total $/boe (6mcf=1boe)
Sales price	54.01	64.22	54.01	64.22
Royalties	17.20	13.18	-	-
Transportation	1.68	1.46	2.46	1.84
Operating costs	11.50	13.82	16.15	17.82
	23.63	35.76	35.40	44.56
1.	Netbacks do not include pipeline operations.
2.	2012 restated to reflect the change to equity accounting for Equión. Amounts shown for 2013 only represent netbacks from consolidated subsidiaries and exclude netbacks from equity accounted entities.

During the first quarter, the Company’s average gross netback was $23.63/boe, 34% lower than 2012 due principally to lower realized prices and higher royalties, partially offset by lower operating costs.

Talisman’s realized net price of $54.01/boe was 16% lower than the same period in 2012 due to lower global oil and liquids prices, partially offset by higher global natural gas prices.

The Company’s realized net sale price does not include the impact of the financial commodity price derivatives discussed in the ‘Risk Management’ section of this MD&A.

The corporate royalty rate was 31%, up from 21% in 2012, as the low royalty rate from the UK was included in the first quarter of 2012, and was excluded from the first quarter of 2013 due to the application of equity accounting to the TSEUK joint venture.

COMMODITY PRICES AND EXCHANGE RATES1
	Three months ended March 31
	2013	2012
Oil and liquids ($/bbl)
North America	63.88	77.20
Southeast Asia	112.35	122.99
North Sea	111.21	120.53
Other 2	110.25	128.51
	97.72	114.92
Natural gas ($/mcf)
North America	3.31	2.49
Southeast Asia	10.22	9.85
North Sea	10.36	9.91
Other 2	-	-
	5.96	5.19
Company $/boe (6mcf=1boe)	54.01	64.22
Benchmark prices and foreign exchange rates
WTI (US$/bbl)	94.37	102.93
Dated Brent (US$/bbl)	112.55	118.49
Tapis (US$/bbl)	118.26	125.75
NYMEX (US$/mmbtu)	3.35	2.77
AECO (C$/gj)	2.92	2.39
C$/US$ exchange rate	1.01	1.00
UK£/US$ exchange rate	0.65	0.64
1.	2013 represents the prices from consolidated subsidiaries and excludes prices from equity investees.
2.	2012 restated to reflect the change to equity accounting for Equión.

Realized oil and liquids prices decreased by 15%, which is consistent with a decrease in global oil and liquids prices.

In North America, realized oil and liquids prices decreased due to a growing differential between the West Texas Intermediate (WTI) price and Western Canada Select (WCS) price, compared to the same quarter in 2012. Realized natural gas prices increased by 33% in North America, consistent with increases in NYMEX and AECO prices.

In Southeast Asia, the realized natural gas price increased by 4% due principally to increased prices in Corridor. The majority of Talisman’s Corridor natural gas production in Indonesia is currently sold under long-term sales agreements with PT Chevron Pacific Indonesia, Gas Supply Pte. Ltd. and PT Perusahaan Gas Negara (Persero), Tbk (PGN).  On January 16, 2013, an agreement was reached with PGN to increase the contract price for the sale of Corridor gas under the PGN West Java Sales Agreement. Under the amended agreement, the gas price will increase in stages effective September 2012. The impact of this amendment on production volumes for September 1, 2012 to December 31, 2012 resulted in an increase to revenue before royalty and tax of $37 million recorded in the first quarter of 2013. The impact of the amendment on production for January 1, 2013 to March 31, 2013 was an increase to revenue before royalty and tax of $26 million.

During the first quarter of 2013, Corridor gas prices averaged $11.96/mcf, where 55% of sales are referenced to Duri crude and High Sulphur Fuel Oil on an energy equivalent basis.

EXPENSES
Unit Operating Expenses1
	Three months ended March 31
	Gross before royalties		Net of royalties
($/boe)	2013	2012	2013	2012
North America	9.19	7.73	10.53	9.07
Southeast Asia	10.67	7.80	17.92	11.96
North Sea	43.16	36.42	43.16	36.68
Other 2	3.82	4.18	3.70	9.59
	11.50	13.82	16.15	17.82
1.	2013 represents unit operating expenses from consolidated subsidiaries, excluding unit operating expenses from equity investees.
2.	2012 restated to reflect the change to equity accounting for Equión.

Total Operating Expenses1
	Three months ended March 31
	2013	2012
($ millions)
North America	147	149
Southeast Asia	103	98
North Sea2	71	312
Other3	8	5
	329	564
1.	2013 represents operating expenses from consolidated subsidiaries, excluding operating expenses from equity investees.
2.	2012 includes operating expenses of $230 million from the UK. 2013 does not include operating expenses for the UK.
3.	2012 restated to reflect the change to equity accounting for Equión.

Total operating expenses decreased by $235 million as the operating expenses from Talisman’s UK business were included in 2012 as the TSEUK joint venture was formed on December 17, 2012. Operating expenses also decreased as a result of dispositions in western Canada in 2012, and a retrospective charge of the Pennsylvania impact fee in 2012. These were partially offset by increased operating expenses in Eagle Ford.

In North America, total operating expenses decreased due to asset dispositions in western Canada, and a retrospective charge of the Pennsylvania impact fee made in the same period last year, partially offset by increased operational activity in Eagle Ford.  Underlying unit costs in North America increased by 19% due to reduced production volumes.

In Southeast Asia, total and unit operating expenses increased due to higher costs in Indonesia and Vietnam, and reduced production volumes.

In the North Sea, total operating expenses in 2012 included the UK and Norway operations. Total operating expenses in 2013 only includes costs from Norway due to the application of equity accounting of the TSEUK joint venture. In Norway, operating expenses were down from $82 million in 2012 to $71 million as a result of reduced maintenance costs.

In the rest of the world, total operating expenses increased due to higher lifting costs in Algeria, compared to the same period last year.

Unit operating costs for the Company decreased by 17% to $11.50/boe due to the reasons noted above.

Unit Depreciation, Depletion and Amortization (DD&A) Expense1

	Three months ended March 31
	Gross before royalties		Net of royalties
($/boe)	2013	2012	2013	2012
North America	17.92	15.14	20.54	17.76
Southeast Asia	7.54	9.45	13.21	14.42
North Sea	28.02	20.96	28.02	21.12
Other2	7.45	6.38	13.17	15.01
	14.14	14.46	18.77	17.91
1.	2013 represents unit DD&A from consolidated subsidiaries, excluding unit DD&A from equity investees.
2.	2012 restated to reflect the change to equity accounting for Equión.

Total DD&A Expense1
	Three months ended March 31
	2013	2012
($ millions)
North America	281	273
Southeast Asia	83	118
North Sea2	46	174
Other3	11	9
	421	574
1.	2013 represents DD&A expenses from consolidated subsidiaries, excluding DD&A expense from equity investees.
2.	In 2012, the North Sea includes DD&A expense of $118 million from the UK.
3.	2012 restated to reflect the change to equity accounting for Equión.

Total DD&A expense decreased as DD&A expense of $118 million from Talisman’s UK business was included in 2012 with no related expense in 2013 as the TSEUK joint venture was formed on December 17, 2012.

DD&A expense in North America increased primarily due to increased unit rates in Eagle Ford, partially offset by lower production.  In Southeast Asia, the decrease was principally due to lower rates on certain fields. In the rest of the world DD&A expense was relatively unchanged from prior periods.

In the North Sea, the DD&A expense for Norway declined to $46 million compared to $56 million in 2012 due to lower production, partially offset by higher rates.

Unit DD&A expense was impacted by the same factors as noted above.

Impairment
	Three months ended March 31
	2013	2012
($ millions)
North America	-	75
Southeast Asia	-	-
North Sea	7	978
	7	1,053

In March 2013, Talisman acting on behalf of its partners in the Yme Field in Norway entered into an agreement with the platform contractor which, terminated all existing Yme contracts and outstanding disputes between the Yme partners and the platform contractor, set out the provisions regarding the removal of the existing above-surface Yme structure and its delivery to the platform contractor, which Talisman acting on behalf of the Yme partners will complete  (the Talisman Works) and provided for a payment of $470 million from the platform contractor to the Yme partners to fund the cost of the Talisman Works.  The Yme partners agreed to deposit $409 million into an escrow account, which can only be withdrawn from escrow for purposes of settling costs and liabilities associated with the Talisman Works.  Talisman’s share of the cash held in the escrow account in the amount of $245 million has been recorded as restricted cash and Talisman’s share of the liability associated with the Talisman Works in the amount of $282 million has been recorded as the Yme removal obligation.

During the three month period ended March 31, 2013, the Company incurred approximately $7 million of cost related to the existing Yme platform and impaired these costs. The Company continues to evaluate alternative development options. Due to significant delays in the Yme project, the Company recorded an impairment expense of $978 million pre-tax ($248 million after-tax) for the three month period ended March 31, 2012.

During the three month period ended March 31, 2012, the Company also recorded impairment of $75 million in North America, of which $60 million related to the estimated loss on sale of non-core assets in Western Canada, and $15 million related to a non-core natural gas property resulting from a reduction in near-term natural gas price assumptions.

Income (Loss) from Joint Ventures and Associates 1

	Three months ended March 31
	2013	2012
($ millions)
TSEUK	(52)	-
Equión	40	55
Oleoducto Central S.A. (Ocensa)	10	-
	(2)	55
1.
Includes the Company’s proportionate interest in joint ventures and associates as disclosed in note 8 to the Company’s interim Condensed Consolidated Financial Statements for the period ended March 31, 2013.

The net loss in TSEUK was primarily driven by an impairment charge of $68 million after-tax (net to Talisman) relating to the Tweedsmuir TP3 well failure.

Equión net income has decreased due to lower commodity prices and higher income tax expense, partially offset by lower operating expenses. The net income of $40 million includes a transportation expense of $4 million from the Ocensa pipeline.

Income from Ocensa represents Talisman’s 12.152% interest in a pipeline business.  Pursuant to becoming a profit centre in the first quarter of 2013, Ocensa charged a transportation expense on volumes flowing through the pipeline. Income of $10 million, net to Talisman, is partially offset by transportation expense of $4 million in the Equión joint venture, resulting in an overall increase in income of $6 million net to Talisman.

Corporate and Other 1
	Three months ended March 31
	2013	2012	2
($ millions)
General and administrative (G&A) expense	103	119
Dry hole expense	-	60
Exploration expense	75	56
Finance costs	78	71
Share-based payments expense (recovery)	22	(41)
Loss on held-for-trading financial instruments	80	47
Gain on disposals	-	(505)
Other income	27	26
Other expenses, net	6	72
1.	2013 represents corporate and other expense from consolidated subsidiaries, excluding corporate and other expense from equity investees.
2.	2012 restated where necessary to reflect changes due to equity accounting.

G&A expense decreased by $16 million relative to 2012 due to cost reductions and exiting non-core countries.

Exploration expense consists of geological and geophysical costs, seismic, non-producing land lease rentals and indirect exploration expense. These costs are expensed as incurred.  Exploration expense increased by $19 million due to seismic activities in Kurdistan, Colombia and Canada, and remained relatively stable in the North Sea and Southeast Asia, as compared to 2012.

Finance costs include interest on long-term debt (including current portion), other finance charges and accretion expense relating to decommissioning liabilities, less interest capitalized. The increase in finance costs is due primarily to a reduction in capitalized interest in the North Sea. In addition, interest on long-term debt increased due to the issuance of $600 million in unsecured notes in May 2012, partially offset by reduced accretion expense.

Share-based payments during the three month period ended March 31, 2013 was $22 million, due principally to expenses related to the long-term Performance Share Unit (PSU) plan.

Talisman recorded a loss on held-for-trading financial instruments of $80 million, an increase of $33 million compared to the same quarter last year due principally to an increase in natural gas prices. See the ‘Risk Management’ section of this MD&A for further details concerning the Company’s financial instruments.

Other income includes pipeline, processing and marketing revenue.

Other expense of $6 million includes restructuring expenses of $17 million, and other miscellaneous expenses, partially offset by a foreign exchange gain of $31 million due principally to debt denominated in British Pounds, which weakened relative to the US dollar in the current quarter, compared to the same quarter in 2012 when it strengthened.

INCOME TAXES 1

	Three months ended March 31
	2013	2012	2
($ millions)
Income (loss) before taxes	(49)	(73)
Less: Petroleum Revenue Tax (PRT)
Current	6	29
Deferred	1	5
Total PRT	7	34
	(56)	(107)
Income tax expense (recovery)
Current income tax	141	376
Deferred income tax	16	(774)
Total income tax expense (recovery)	157	(398)
Effective income tax rate (%)	280	372
1.	2013 represents income taxes from consolidated subsidiaries, excluding income taxes from equity investees.
2.	2012 restated to reflect the change to equity accounting for Equión.

The effective tax rate is expressed as a percentage of income before taxes adjusted for PRT, which is deductible in determining taxable income. The Company’s expected effective rate based on the mix of income and losses in various jurisdictions is 30%. The effective tax rate in the first quarter of 2013 is impacted by pre-tax income of $259 million in Southeast Asia where the tax rates range from 30% to 55%, offset by pre-tax losses of $106 million in North America where tax rates range from 25% to 39%.

In addition to the jurisdictional mix of income, the effective tax rate was also impacted by:

•	Foreign exchange fluctuations in foreign denominated currency tax pools of $47 million;
•	Derecognition of deferred tax assets related to US operations of $50 million; and
•	Tax on equity earnings of UK and Equión included in Equity earnings.

The reduction of $235 million in current taxes from $376 million in the three month period ended March 31, 2012 to $141 million in the three month period ended March 31, 2013 was primarily driven by UK current tax expense of $142 million in 2012. UK current tax amounts are included in the income (loss) from joint ventures and associates in 2013. The reduction in current taxes is also due to lower revenues in Norway and Southeast Asia.

The deferred tax expense of $16 million in the three month period ended March 31, 2013 compared to a $774 million recovery in the three month period ended March 31, 2012 was due principally to higher impairments in the North Sea in 2012 compared to 2013.

CAPITAL EXPENDITURES
	Three months ended March 31
	2013	2012
($ millions)
North America	309	594
Southeast Asia	106	83
North Sea1	137	229
Other1	24	56
Exploration and development expenditure from subsidiaries2	576	962
Corporate, IS and Administrative	(9)	31
Acquisitions	-	2
Proceeds of dispositions	-	(502)
Net capital expenditure for subsidiaries	567	493
TSEUK	106	-
Equión	24	18
Exploration and development expenditure from joint ventures3	130	18
Net capital expenditure for consolidated subsidiaries and joint ventures	697	511
1.
Capital expenditures in 2012 from the North Sea included the Company’s operations in the UK and Norway. Effective, January 1, 2013, capital expenditures in the North Sea only relates to Norway. 2012 capital expenditures in Other have been restated to reflect the change to equity accounting for Equión.

2.	Excludes exploration expense of $75 million (2012 - $56 million).
3.	Represents the Company’s proportionate interest, excluding exploration expensed of $1 million net in TSEUK (2012 - $nil).

North America capital expenditure during the quarter totalled $309 million, of which $270 million related to liquids-rich opportunities in the Eagle Ford and western Canada.

In Southeast Asia, capital expenditures of $106 million included $92 million on development in Indonesia, Malaysia, and Vietnam.

In the North Sea, capital expenditures of $137 million included $88 million of development due principally to drilling activities at Varg in Norway.

Capital expenditures in other areas were $24 million due principally to drilling activities in Colombia, Kurdistan, and Algeria.

In the TSEUK joint venture, net capital expenditures of $106 million included $95 million of development in Tweedsmuir, Montrose and Claymore. In the Equión joint venture, net capital expenditures of $24 million were primarily for development activities.

DISPOSALS

Sale of 49% Equity Interest in Talisman Energy (UK) Limited (TEUK) to China Petrochemical Corporation (Sinopec)

On December 17, 2012, Talisman completed the sale of a 49% equity interest TEUK, which owned substantially all of Talisman’s UK assets, to Addax Petroleum UK Limited (Addax), an indirect wholly owned subsidiary of Sinopec, for cash consideration of $1.5 billion, based on an effective date of January 1, 2012.

North America Dispositions

In March 2012, Talisman sold non-core coal assets in northeast British Columbia for cash consideration of $496 million after transaction costs. The carrying value of these assets was $nil and a gain of $372 million was recorded, net of tax of $124 million.

LIQUIDITY AND CAPITAL RESOURCES

Talisman’s debt at March 31, 2013 was $4.5 billion ($4.2 billion, net of cash and cash equivalents and bank indebtedness), compared to $4.4 billion ($3.7 billion, net of cash and cash equivalents and bank indebtedness) at December 31, 2012.

During the quarter, the Company generated $331 million of cash provided by operating activities and incurred capital expenditures of $569 million.

On an ongoing basis, Talisman plans to fund its capital program and acquisitions through a combination of cash on hand, cash provided by operating activities and cash proceeds from the disposition of non-core assets, by drawing on the Company’s credit facilities, issuing commercial paper, or issuing equity, long-term notes or debentures under the Company’s shelf prospectuses.

The Company has an active hedging program that will partially protect 2013 cash flow from the effect of declining commodity prices.  See the ‘Risk Management’ section of this MD&A for further information.

With the exception of the $151 million current portion of long-term debt, Talisman has no significant debt maturities until 2015.  The current portion of long-term debt consists of $93 million in commercial paper, $50 million of 8.25% notes, and $8 million in Tangguh project financing.

Talisman manages its balance sheet with reference to its liquidity and a debt-to-cash flow ratio. The main factors in assessing the Company’s liquidity are cash flow, including cash flow from equity accounted entities (defined in accordance with the Company’s debt covenant as cash provided by operating activities before adjusting for changes in non-cash working capital, exploration expenditure and amounts attributable to assets subject to non-recourse debt), cash provided by and used in investing activities and available bank credit facilities. The debt-to-cash flow ratio is calculated using debt (calculated by adding the gross debt and bank indebtedness, production payments and finance lease less non-recourse debt) divided by cash flow for the year.

The Company is in compliance with all of its debt covenants.  The Company’s principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter. For the trailing 12 month period ended March 31, 2013, the debt-to-cash flow ratio was 1.6:1.

On March 19, 2013, Talisman renegotiated its unsecured bank credit facilities totalling $3.2 billion and the maturity date on the majority of the facilities is March 19, 2018.  The maturity dates may be extended from time to time upon agreement between the Company and the respective lenders.

The Company established a US commercial paper program in November 2011.  The authorized amount under this program is $1 billion.  The amount available under the commercial paper program is limited to the availability of backup funds under the Company’s bank credit facilities. At March 31, 2013, the amount of commercial paper outstanding was $93 million and the average interest rate on outstanding commercial paper was 0.45%.  The classification of commercial paper as a current liability at March 31, 2013 reflects management’s intent with respect to its repayment.

Available borrowing capacity was $3 billion at March 31, 2013.

The Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted.  At March 31, 2013, letters of credit totalling $1.9 billion had been issued under these facilities, of which $1.4 billion were provided as security for the costs of decommissioning obligations in the UK. Under the contractual arrangements pursuant to which Addax acquired 49% of the share capital of TEUK, Addax’s parent company, Sinopec, has provided an unconditional and irrevocable guarantee for 49% of the UK decommissioning obligations. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations in other areas.

The Company routinely assesses the financial strength of its joint arrangement participants and customers, in accordance with the Company’s credit risk guidelines. At this time, Talisman expects that such counterparties will be able to meet their obligations when they become due.

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.   At March 31, 2013, approximately 96% of the Company’s trade accounts receivable was current and the largest single counterparty exposure, accounting for 10% of the total, was with a highly rated counterparty.  Concentration of credit risk is mitigated by having a broad domestic and international customer base of highly rated counterparties. The maximum credit exposure associated with accounts receivable is the carrying value.

At March 31, 2013, there were 1,034,464,284 common shares outstanding, of which 4,230,914 were held in trust by the Company resulting in 1,030,233,370 common shares outstanding for accounting purposes. During the three month period ended March 31, 2013, Talisman declared common share dividends of $0.0675 per share for an aggregate dividend of $70 million.  Subsequent to March 31, 2013, 5,860 stock options were exercised for shares and no further common shares were purchased and held in trust for the long-term PSU plan.  There were 1,030,239,230 common shares outstanding at April 25, 2013.

At March 31, 2013, there were 8,000,000 Series 1 preferred shares outstanding.  Holders of Series 1 preferred shares are entitled to receive cumulative quarterly fixed dividends of 4.2% per annum for the initial period ending December 31, 2016, as and when declared by the Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 2.77%. During the three month period ended March 31, 2013 Talisman declared preferred share dividends of C$0.2625 per share for an aggregate dividend of $2 million.

At March 31, 2013, there were 55,227,024 stock options, 2,318,702 cash units, 496,784 restricted share units (RSU), 581,954 deferred share units (DSU) and 13,036,208 long-term performance share units (PSU) outstanding.

On April 1, 2013, Talisman implemented the “Global Restricted Share Unit Plan for Eligible Employees of Talisman Energy Inc. and its affiliates”.  All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the common shares at the vest date. Participants are also credited with additional RSUs corresponding to any associated notional dividend payments (referred to as ‘dividend equivalent RSUs’). Typically, one third of the RSUs granted under the plan are paid on the grant anniversary date every year for the three years following the grant date. Eligible non-executive employees were granted a total of 7,679,419 RSUs in place of stock options, cash units and PSUs on April 1, 2013.

Subsequent to March 31, 2013, no stock options were granted, 5,860 stock options were exercised for shares, no options were surrendered for cash and 879,987 were forfeited with 54,341,177 outstanding at April 25, 2013.  Subsequent to March 31, 2013, 19,980 cash units were forfeited with 2,298,722 outstanding at April 25, 2013.  Subsequent to March 31, 2013, 1,581,030 PSUs were granted and 70,459 were forfeited, with 14,546,779 outstanding at April 25, 2013. Subsequent to March 31, 2013, 7,679,419 RSUs were granted and 1,175 forfeited, with 8,175,028 outstanding at April 25, 2013. Subsequent to March 31, 2013, 159,140 DSUs were granted, with 741,094 outstanding at April 25, 2013.

The Company may purchase shares on the open market to satisfy its obligation to deliver common shares to settle long-term PSUs, which are held in trust.  The 2010 long-term PSU grant vested on December 31, 2012 and was settled in March 2013 based on the vesting of 90% of the PSUs granted as approved by the Board of Directors. During the three month period ended March 31, 2013, no common shares were purchased on the open market (2012 – 320,000 common shares purchased for $4 million).  Between April 1 and April 25, 2013, no common shares were purchased on the open market.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector.  The Company may make acquisitions, investments or dispositions, some of which may be material.  In connection with any acquisition or investment, Talisman may incur debt or issue equity.

For additional information regarding the Company’s liquidity and capital resources, refer to notes 17 and 20 to the 2012 audited Consolidated Financial Statements and notes 16 and 18 to the interim condensed Consolidated Financial Statements.

SENSITIVITIES
Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors for 2013 (excluding the effect of derivative contracts) is summarized in the following table, based on a Dated Brent oil price of approximately $105/bbl, a NYMEX natural gas price of approximately $3.60/mmbtu and exchange rates of US$1=C$1 and UK£1=US$1.60.

($ millions)	Net Income	Cash Provided by Operating Activities3
Volume changes
Oil – 10,000 bbls/d	80	130
Natural gas – 60 mmcf/d	15	55
Price changes1
Oil – $1.00/bbl	20	25
Natural gas (North America)2 – $0.10/mcf	15	25
Exchange rate changes
US$/C$ decreased by US$0.01	(10)	(10)
US$/UK£ increased by US$0.02	-	-
1.
The impact of price changes excludes the effect of commodity derivatives.  See specific commodity derivative terms in the ‘Risk Management’ section of this MD&A, and note 19 to the interim condensed Consolidated Financial Statements.

2.
Price sensitivity on natural gas relates to North American natural gas only.  The Company’s exposure to changes in the natural gas prices in the Norway and Malaysia/Vietnam and Colombia is not material.  Most of the natural gas price in Indonesia is based on the price of crude oil and, accordingly, has been included in the price sensitivity for oil except for a small portion which is sold at a fixed price.

3.	Changes in cash flow provided by operating activities excludes TSEUK and Equión due to the application of equity accounting.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS
As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year-end. The principal commitments of the Company are in the form of debt repayments, decommissioning obligations, lease commitments relating to corporate offices and ocean-going vessels, firm commitments for gathering, processing and transmission services, minimum work commitments under various international agreements, other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company’s debt repayment obligations can be found in note 17 to the 2012 audited Consolidated Financial Statements and note 16 to the interim condensed Consolidated Financial Statements. A discussion of the Company’s derivative financial instruments and commodity sales contracts can be found in the ‘Risk Management’ section of this MD&A.

As a result of the Yme settlement in March 2013, ocean-going vessel commitments in Norway ($375 million as included in note 23 of the Company’s 2012 audited Consolidated Financial Statements) no longer represent expected future commitments as at March 31, 2013.

There have been no additional significant changes in the Company’s expected future commitments, and the timing of those payments, since December 31, 2012.  Refer to note 23 to the 2012 audited Consolidated Financial Statements for details of the Company’s commitments.

RISK MANAGEMENT
Talisman monitors the Company’s exposure to variations in commodity prices, interest rates and foreign exchange rates.  In response, Talisman periodically enters into physical delivery transactions for commodities of fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates.  The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts.

The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 3(p) to the 2012 audited Consolidated Financial Statements.  Derivative financial instruments and commodity sales contracts outstanding at March 31, 2013, including their respective fair values, are detailed in note 19 to the interim condensed Consolidated Financial Statements.

The Company has elected not to designate as hedges for accounting purposes any commodity price derivative contracts entered into.  These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income quarterly.  This can potentially increase the volatility of net income.

Commodity Price Derivative Financial Instruments
The Company had the following commodity price derivative contracts outstanding at March 31, 2013, none of which are designated as a hedge:

Two-way collars (Oil)	Term	bbls/d	Floor/ceiling $/bbl
Dated Brent oil index	2013 Apr - Dec	6,000	90.00/121.63
Dated Brent oil index	2013 Apr - Dec	10,000	90.00/101.91
Dated Brent oil index	2013 Apr - Dec	10,000	90.00/105.33
WTI	2013 Apr - Dec	10,000	85.00/104.05
Dated Brent oil index	2014 Jan - Dec	6,000	95.00/110.00

Fixed priced swaps (Oil)	Term	bbls/d	$/bbl
Dated Brent oil index	2013 Apr - Dec	7,500	110.01
Dated Brent oil index	2013 Apr - Dec	26,500	105.22
Dated Brent oil index	2014 Jan - Mar	10,000	103.22
Dated Brent oil index	2014 Jan - Jun	10,000	103.06
Dated Brent oil index	2014 Jul - Dec	10,000	103.31
WTI	2014 Jan - Dec	2,500	91.91

Two-way collars (Gas)	Term	mcf/d	Floor/ceiling $/mcf
NYMEX HH LD	2013 Apr – Dec	47,468	3.16/4.67
NYMEX HH LD	2013 Apr – Dec	94,936	3.16/4.74
NYMEX HH LD	2013 Apr – Dec	94,936	3.69/4.86
NYMEX HH LD	2013 Apr – Dec	94,936	3.79/4.69
NYMEX HH LD	2014 Jan – Dec	94,936	4.21/4.72
NYMEX HH LD	2014 Jan – Dec	47,468	4.21/4.64
NYMEX HH LD	2015 Jan – Dec	47,468	4.23/4.87

Fixed priced swaps (Gas)	Term	mcf/d	$/mcf
NYMEX HH LD	2014 Jan – Dec	47,468	4.24
NYMEX HH LD	2014 Jan – Dec	47,468	4.25
NYMEX HH LD	2014 Jan – Dec	47,468	4.34
NYMEX HH LD	2014 Jan – Dec	47,468	4.42

Further details of contracts outstanding are presented in note 19 to the interim condensed Consolidated Financial Statements.

Subsequent to March 31, 2013, the Company entered into Dated Brent swaps for 2014 of 10,000 bbls/d for $104.02/ bbl, Two-way Dated Brent collars for 2014 of 4,000 bbls/d for $95.00/$110.18 and 10,000 bbls/d for $90.00/$105.22, WTI collars for 2014 of 5,000 bbls/d for $80.00/$95.00, Two-way Dated Brent collars for 2015 of 2,500 bbls/d for $90.00/$100.02, NYMEX swaps for 2014 of 47,468 mcf/d for $4.44/mcf, NYMEX collars for 2014 of 47,468 mcf/d for $4.21/$4.99, NYMEX swaps for 2015 of 47,468 mcf/d for $4.54/mcf and NYMEX collars for 2015 of 28,481 mcf/d for $4.21/$5.03.

Interest Rate Swap
In order to swap a portion of the $375 million 5.125% notes due 2015 to floating interest rates, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually.

SUMMARY OF QUARTERLY RESULTS
The following is a summary of quarterly results of the Company for the eight most recently completed quarters.

	Three months ended
($ millions, unless otherwise stated)	2013	2012				2011
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Total revenue and other income1	1,123	1,664	1,647	1,800	2,056	2,035	1,911	2,193
Net income (loss)	(213)	376	(731)	196	291	(117)	521	698
Per common share ($)
Net income (loss)2	(0.21)	0.37	(0.71)	0.19	0.28	(0.11)	0.51	0.68
Diluted net income (loss)3	(0.21)	0.31	(0.71)	0.14	0.24	(0.11)	0.24	0.50
1.
2012 and 2011 restated to reflect the change to equity accounting of Equión. Adjustments relating to TSEUK are effective from December 17, 2012 to December 31, 2012 as the TSEUK joint venture was formed on December 17, 2012.

2.	Net income (loss) per share includes an adjustment to the numerator for after-tax cumulative preferred share dividends.
3.	Diluted net income (loss) per share computed under IFRS includes an adjustment to the numerator for the change in the fair value of stock options and after-tax cumulative preferred share dividends.

During the three-month period ended March 31, 2013, total revenue and other income decreased by $933 million over the same period in 2012 due principally to lower volumes and the sale of 49% of the UK North Sea business in the fourth quarter of 2012.  During the quarter the Company had net loss of $213 million compared to income of $291 million for the same period in 2012, due principally to lower production, significant disposition gains recorded in 2012, and higher income taxes, partially offset by lower impairments, operating costs and DD&A expense.

USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is required to adopt accounting policies that require the use of significant estimates and judgment. Actual results could differ materially from those estimates. Judgments and estimates are reviewed by management on a regular basis.  During the three month period ended March 31, 2013, no accounting items were impacted by changes in management’s estimates and judgments.

For additional information regarding the use of estimates and judgments refer to the notes the 2012 audited Consolidated Financial Statements and Annual MD&A for the year ended December 31, 2012.

CHANGES IN ACCOUNTING POLICIES
a) Accounting Policies Used
The interim condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the 2012 Annual Consolidated Financial Statements except for the following:

Joint Arrangements, Consolidation, Associates and Disclosures
•
IFRS 10 Consolidated Financial Statements – establishes the accounting principles for consolidated financial statements when one entity controls other entities and replaces IAS 27 Consolidated and Separate Financial Statements and the related provisions of SIC-12 Consolidation – Special Purpose Entities. This standard established a new control model that applies to all entities. This standard did not have a significant impact on Talisman’s financial results as all subsidiaries are wholly-owned.  The trust holding common shares, to settle the Company’s obligation arising from its long-term performance share unit plan, is consolidated since it is a special purpose entity controlled by the Company and all other results are from joint operations;

•
IFRS 11 Joint Arrangements – establishes the accounting principles for parties to a joint arrangement and replaces IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities: Non-Monetary Contributions by Ventures.  This standard requires a party to assess its rights and obligations from the arrangement in order to determine whether a joint arrangement represents a joint venture or a joint operation.  As at December 31, 2012, the Company proportionately consolidated all its interest in joint arrangements.  Upon adoption of this standard on January 1, 2013, the Company accounted for its investments in TSEUK and Equión using the equity method of accounting and retrospectively restated the results and financial position. Refer to note 4 of the interim condensed Financial Statements;

•
IFRS 12 Disclosure of Interests in Other Entities – establishes comprehensive disclosure requirements for subsidiaries, joint arrangements, associates, and unconsolidated structured entities and replaces existing disclosures in related standards. The Company has provided the additional disclosures in notes 7 and 8 of the interim condensed Consolidated Financial Statements;

•
IAS 27 Separate Financial Statements – establishes the accounting and disclosure requirements for investments in subsidiaries, joint ventures, and associates when an entity prepares separate financial statements and replaces the current IAS 27 Consolidated and Separate Financial Statements as the consolidation guidance is included in IFRS 10 Consolidated Financial Statements. The adoption of this standard did not have an impact on Talisman’s interim condensed Consolidated Financial Statements; and

•
IAS 28 Investments in Associates and Joint Ventures – establishes the accounting for investments in associates and defines how the equity method is applied when accounting for associates and joint ventures. This standard did not have an impact on Talisman’s interim condensed Consolidated Financial Statements.

Employee Benefits
•
IAS 19 Employee Benefits (revised) – IAS 19 provides the accounting and disclosure requirements by employers for employee benefits. The amendments require the recognition of changes in defined benefit obligations and fair value of plan assets when they occur, eliminating the “corridor approach”, and accelerates the recognition of past service costs. In order for the net defined benefit liability or asset to reflect the full value of the plan deficit or surplus, all actuarial gains and losses are to be recognized immediately through other comprehensive income (OCI). In addition, entities will be required to calculate net interest on the net defined benefit liability or asset using the same discount rate used to measure the defined benefit obligation. The amendments also enhance financial statement disclosures. The amended standard requires retrospective application. The adoption of this standard did not have a material impact on the Company’s interim condensed Consolidated Financial Statements.

Presentation of items of Other Comprehensive Income
•
IAS 1 Presentation of Items of Other Comprehensive Income - Amendments to IAS 1.  The amendments to IAS 1 improve the quality of the presentation of OCI.  The amendments require companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the income statement.  The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.  The amendment affected presentation only and had no impact on the Company’s financial position or performance.

Offsetting Financial Assets and Financial Liabilities
•
IFRS 7 Disclosures - Offsetting Financial Assets and Financial Liabilities - Amendments to IFRS 7.  These amendments to IFRS 7 introduce new disclosure requirements about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s financial position.  The disclosures will provide users with information that may be useful in evaluating the effect of any netting arrangements in an entity's financial position.  The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013. As the Company is not setting off financial instruments in accordance with IAS 32 and does not have relevant offsetting arrangements, the amendment does not have an impact on the Company.

Fair Value Measurement
•
IFRS 13 Fair Value Measurement – establishes a single framework for fair value measurement and disclosures when fair value is required or permitted under IFRS. Adoption of the standard did not require adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 13, 2013. This standard had no material impact on the Company’s financial position or performance.

b) Accounting Pronouncements Not Yet Adopted
The Company continues to assess the impact of adopting the pronouncements from the IASB as described in the 2012 Annual Consolidated Financial Statements.

c) Impact of adopting IFRS 11
In preparing the interim condensed Consolidated Financial Statements, the Company has adjusted amounts reported previously in its Consolidated Financial Statements.  An explanation of how the new standards issued has affected the Company’s financial position, results of operations and cash flows, is presented in note 4 to the interim condensed Consolidated Financial Statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING
The adoption of new IFRS Standards, effective January 1, 2013, impacted Talisman’s presentation of financial results and accompanying disclosures.  The Company has evaluated the impact of the adoption of the new IFRS on its processes, controls and financial reporting systems and has made modifications to its control environment accordingly.  There have been no significant changes in Talisman’s internal control over financial reporting during the three month period ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

LEGAL PROCEEDINGS
From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations.  While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation.  These claims are not expected to have a material impact on the Company's financial position.

The New York Attorney General has commenced an investigation, pursuant to the Martin Act, into the disclosure practices of companies engaged in hydraulic fracturing in the New York state area.  The Martin Act provides broad authority to commence and conduct investigations, whether upon receipt of a complaint, or on the Attorney General’s own initiative.  Subpoenas have been issued to a number of companies, including Talisman.  The Company has been cooperating with the New York Attorney General in the investigation.  No enforcement action has been taken against Talisman, nor has the Company been advised that any enforcement action is imminent.

ADVISORIES

Forward-Looking Statements
This interim MD&A contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation.  This forward-looking information includes, but is not limited to, statements regarding:

·	Business strategy, plans, and priorities;
·	The estimated impact on Talisman’s financial performance from changes in production volumes, commodity prices and exchange rates;
·	Potential effects of the hedging program;
·	Expected sources of capital to fund the Company’s capital program and acquisitions;
·	Expected future payment commitments;
·	Expected drilling in Colombia;
·	Planned dispositions and / or farm-outs of non-core assets;
·	Expectation that the Company’s counterparties will be able to meet their obligations; and
·	Other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Statements concerning oil and gas reserves contained in this interim MD&A may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities.  The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.  Forward-looking information for periods past 2013 assumes escalating commodity prices. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this MD&A.  The material risk factors include, but are not limited to:

·	The risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas;
·	Risks and uncertainties involving geology of oil and gas deposits;
·	Risks associated with project management, project delays and/ or cost overruns;
·	Uncertainty related to securing sufficient egress and access to markets;

•	The uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	The uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities;
•	Risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	Fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates;
•	The outcome and effects of any future acquisitions and dispositions;
•	Health, safety, security and environmental risks, including risks related to the possibility of major accidents;
•	Environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing;
•	Uncertainties as to the availability and cost of credit and other financing and changes in capital markets;
•	Risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption);
•	Risks related to the attraction, retention and development of personnel;
•	Changes in general economic and business conditions;
•	The possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and
•	Results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent AIF and Annual Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the SEC.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Advisory – Oil and Gas Information
Talisman makes reference to production volumes throughout this interim MD&A. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Talisman also discloses netbacks in this interim MD&A.  Netbacks per boe are calculated by deducting from sales price associated royalties, operating and transportation costs.

Non-Core Assets

In this MD&A, all references to “core” or “non-core” assets and properties align with the Company’s current public disclosures regarding its assets and properties.

Use of ‘boe’
Throughout this interim MD&A, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation.  A boe conversion ratio of 6mcf:1bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Abbreviations
The following list of abbreviations is used in this document:

AIF	Annual Information Form
bbl	barrel
bbls/d	barrels per day
boe	barrels of oil equivalent
C$	Canadian dollar
DD&A	Depreciation, depletion and amortization
G&A	General and administrative
gj	gigajoule
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
mbbls/d	thousand barrels per day
mboe/d	thousand barrels of oil equivalent per day
mcf	thousand cubic feet
mmbbls	million barrels
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
NYMEX	New York Mercantile Exchange
PRT	Petroleum Revenue Tax
PSC	Production Sharing Contract
PSU	Performance share unit
RSU	Restricted share unit
SEC	US Securities and Exchange Commission
SEDAR	System for Electronic Document Analysis and Retrieval
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$ or $	United States dollar
WCS	Western Canada Select
WTI	West Texas Intermediate